SO
3/6/03

03002304

UNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-4-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

RECEIVED FEB 28 2003

NEW YORK, (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK P. CATRINI, TIMOTHY BARBA (212) 223-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE
(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY BARBA
Notary Public, State of New York
No. 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2005

Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17A-5
AS OF DECEMBER 31, 2002
AND FOR THE YEAR THEN ENDED

VANDHAM SECURITIES CORP.

I N D E X

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholders' of
Vandham Securities Corp.

We have audited the accompanying statement of financial condition of Vandham Securities Corp. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Vandham Securities Corp. as of and for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional anaylsis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Myer, Greene + Degge

MYER, GREENE & DEGGE

Dated at New York: January 24, 2003

EXHIBIT A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 1E)	$ 404,806
Receivable from brokers, dealers and clearing organizations (Note 3)	3,036,215
Securities owned (Notes 1C and 2):	
Marketable	602,926
Not readily marketable	137,100
Fixed assets - net (Notes 1D and 4)	206,017
Deposits, prepaids and other assets	78,899
TOTAL ASSETS	$4,465,963

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$1,493,877
Salaries, wages and compensation payable	887,362
Income taxes payable (Note 5)	70,500
Subordinated borrowings (Note 10)	1,000,000
Deferred lease incentive	14,086
Total Liabilities	3,465,825
Commitments and contingencies (Note 7)	-
Stockholders' equity - Schedule I	1,000,138
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,465,963

The accompanying notes are an integral part of the financial statements.

EXHIBIT A
SCHEDULE I

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock (1)				
	Shares	Amount	Paid in Capital	Retained Earnings	Total
Balance, January 1, 2002	160	$13,300	$715,565	$ 271,196	$ 1,000,061
Capital contributions	-	-	-	-	-
Net Income	-	-	-	77	77
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2002	160	$13,300	$715,565	$ 271,273	$ 1,000,138

(1) Class A, no par value, 200 shares authorized, 160 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

EXHIBIT B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 22,062,022	87.24
Net gains from principal transactions	2,549,821	10.08
Interest, dividends and other income	676,373	2.68
Total Revenues	25,288,216	100.00
EXPENSES		
Data and research services	10,750,712	42.51
Employee compensation	9,450,006	37.37
Floor brokerage, commissions and clearing fees	2,394,443	9.47
Payroll taxes and fringe benefits	690,357	2.73
Rent and utilities (Note 7)	285,610	1.13
Professional fees	257,408	1.02
Telephone	253,076	1.00
Meals, entertainment and business promotion	224,917	.89
Auto and travel	209,458	.83
Profit sharing plan (Note 8)	201,927	.80
Office supplies, general and sundry expenses	126,369	.50
Moving, storage, repairs and maintenance	78,642	.31
Dues, subscriptions, licenses and registrations	71,244	.28
Depreciation (Note 1D)	59,768	.24
Equipment rental	36,162	.14
Contributions	22,866	.09
Interest	19,596	.08
Postage	17,560	.07
Staff training	7,330	.03
Insurance	5,525	.02
Miscellaneous	1,387	-
Total Expenses	25,164,363	99.51
INCOME BEFORE INCOME TAX PROVISION	123,853	.49
CURRENT INCOME TAX PROVISION (Note 5)	123,776	.49
NET INCOME	$ 77	-

The accompanying notes are an integral part of the financial statements.

EXHIBIT C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings, January 1, 2002	$ -
Increases:	
Issuance of subordinated notes	1,000,000
Decreases:	
Payment of subordinated notes	-
SUBORDINATED BORROWINGS, DECEMBER 31, 2002	$1,000,000

The accompanying notes are an integral part of the financial statements.

EXHIBIT D

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 77	
Adjustments to reconcile net (loss) to cash (applied to) operating activities:		
Depreciation	59,768	
Loss on asset disposition	37,121	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	(15,578)	
Securities owned	(590,727)	
Notes receivable	3,000	
Deposits, prepaids and other assets	(12,568)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	191,739	
Salaries, wages and compensation payable	(286,277)	
Income taxes payable	70,500	
Deferred lease incentive	10,478	
Cash (Applied To) Operations		$(532,467)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(206,077)	
Cash (Applied To) Investing Activities		(206,077)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of subordinated notes	1,000,000	
Cash Provided By Financing Activities		1,000,000
INCREASE IN CASH AND CASH EQUIVALENTS		(261,456)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		143,350
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 404,806
CASH PAID DURING THE YEAR FOR:		
Interest		$ 19,596
Income taxes		53,276

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less.

NOTE 2--OWNED SECURITIES

A Marketable: Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased	Total
Corporate equity investments	$1,495,034	$892,108	$602,926

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

B *Not Readily Marketable:* These investments consist entirely of warrants and shares of common stock of The Nasdaq Stock Market, Inc. These securities, which were purchased through a Private Placement Memorandum, cannot be sold at this time and are therefore considered not readily marketable.

NOTE 3--CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The entire balance of receivables due from brokers, dealers and clearing organizations is attributable to a single clearing organization.

NOTE 4--FIXED ASSETS

As at December 31, 2002 fixed assets consisted of the following:

Furniture and fixtures	$ 35,012
Office equipment	169,516
Leasehold improvements	69,516
	274,044
Less: Accumulated depreciation	(68,027)
NET TOTAL	$ 206,017

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 5--INCOME TAXES

Prior to January 1, 2002, the Company had operated as a corporation under Subchapter S of the Internal Revenue Code. Effective January 1, 2002, the stockholders of the Company elected to be taxed as a C Corporation.

The Company's effective income tax rate is different than what would be expected if Federal, state and local statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 6--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2002, the Company had net capital, as defined, of $1,512,970, which was $1,157,470 in excess of its regulatory requirements.

NOTE 7--COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York City facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements. The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses.

In April, 2002, the Company entered into an agreement for the rental of their Massachusetts offices. The term of the lease is for the three year period from October 1, 2001 to September 30, 2004. The lease calls for base rents starting at $1,450 per month and increasing periodically up to $1,600 per month. The Company can exercise a three year renewal option to September 30, 2007. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	Amount
2003	$ 313,000
2004	349,000
2005	335,000
2006	335,000
2007	335,000
Thereafter	1,573,000
	$3,240,000

NOTE 8--PROFIT SHARING PLAN

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2002, the amount of profit sharing expense charged to operations was $201,927.

NOTE 9--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 10--SUBORDINATED BORROWINGS

In October, 2002, the Company borrowed $1,000,000 under a Qualified Subordinated Loan Agreement. The terms of the agreement require monthly payments of interest only at an interest rate of prime plus 1%. The entire principal amount of the loan is due and payable on October 4, 2005.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

<u>VANDHAM SECURITIES CORP.</u>

<u>SUPPLEMENTAL DATA</u>

Schedule 1

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total stockholders' equity		$ 1,000,138
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		2,000,138
Deductions and/or charges:		
Total nonallowable assets	392,544	
Other deductions or charges	-	
Other additions or credits	-	(392,544)
Net capital before haircuts on security positions		1,607,594
Haircuts on trading and investment securities		(94,624)
Undue concentration on trading and investment securities		-
Net capital		1,512,970
Computation of net capital requirement:		
Minimum net capital required		355,500
EXCESS NET CAPITAL		$ 1,157,470

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 1,495,604
Difference due to adjustments to net income and certain reclassifications	17,366
NET CAPITAL PER ABOVE	$ 1,512,970

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through BNY Clearing Services, LLC which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Stockholders' of
Vandham Securities Corp.

In planning and performing our audit of the financial statements of Vandham Securities Corp. for the year ended December 31, 2002, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Corporation management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Myer, Greene + Degge

MYER, GREENE & DEGGE

Dated at New York: January 24, 2003